SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                   ----------

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                             US Data Authority, Inc.
                            ------------------------
                                (Name of issuer)

                     Common Stock, par value $0.02 per share
                     ---------------------------------------
                         (title of class of securities)


                                    91729C102
                                    ---------
                                 (CUSIP number)


                        Albert S. Dandridge, III, Esquire
                       Schnader Harrison Segal & Lewis LLP
                               1600 Market Street
                             Philadelphia, PA 19103
                                  215-751-2178
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          (Name, address and telephone number of persons authorized to receive notices and communications)


                                  May 23, 2001
                          ----------------------------
             (Date of event which requires filing of this statement)

                  If the  filing  person has  previously  filed a  statement  on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b)(3) or (4), check the following box [ ].

                  Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-l(a) for other parties to whom copies are to be sent.

-------------------
         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
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CUSIP NO.  91729C102                     13D                PAGE 2 OF 9
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1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                  AB Financial Services LLC

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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (a)      [   ]
      (b)      [ X ]

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3     SEC USE ONLY

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4     SOURCE OF FUNDS
                                          PF OO

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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                  [  ]

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6     CITIZENSHIP OR PLACE OF ORGANIZATION
                                                                Nevada

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                        7                SOLE VOTING POWER
                                                70,000,000
                        --------------------------------------------------------
NUMBER OF SHARES        8                SHARED VOTING POWER
BENEFICIALLY OWNED                              70,000,000
BY EACH REPORTING       --------------------------------------------------------
PERSON WITH             9                SOLE DISPOSITIVE POWER
                                                70,000,000
                        --------------------------------------------------------
                        10               SHARED DISPOSITIVE POWER
                                                70,000,000

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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                   70,000,000

-------------------------------------------------------------------------------

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      [   ]

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13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                      77%

-------------------------------------------------------------------------------

14    TYPE OF REPORTING PERSON
                                                       OO

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

                                  SCHEDULE 13D

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CUSIP NO.  91729C102                       13D               PAGE 3 OF 9
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1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                              AB Investments LLC

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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (a)      [   ]
      (b)      [ X ]

-------------------------------------------------------------------------------

3     SEC USE ONLY

-------------------------------------------------------------------------------

4     SOURCE OF FUNDS
                                          PF OO

-------------------------------------------------------------------------------

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR  2(e)                            [     ]

-------------------------------------------------------------------------------

6     CITIZENSHIP OR PLACE OF ORGANIZATION
                                           Colorado

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                        7              SOLE VOTING POWER
                                                70,000,000
                        --------------------------------------------------------

NUMBER OF SHARES        8              SHARED VOTING POWER
BENEFICIALLY OWNED                              70,000,000
BY EACH REPORTING       --------------------------------------------------------
PERSON WITH
                        9              SOLE DISPOSITIVE POWER
                                                70,000,000
                        --------------------------------------------------------

                        10             SHARED DISPOSITIVE POWER
                                                70,000,000
                        --------------------------------------------------------

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                  70,000,000

-------------------------------------------------------------------------------

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
           [   ]

-------------------------------------------------------------------------------

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                      77%
-------------------------------------------------------------------------------

14    TYPE OF REPORTING PERSON
                                                      OO

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


                                  SCHEDULE 13D

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CUSIP NO.  91729C102               13D               PAGE 4 OF 9
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1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                               Robert M. Beaton

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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (c)      [   ]
      (d)      [ X ]

-------------------------------------------------------------------------------

3     SEC USE ONLY

-------------------------------------------------------------------------------

4     SOURCE OF FUNDS
                                                                     PF OO

-------------------------------------------------------------------------------

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                [     ]

-------------------------------------------------------------------------------

6     CITIZENSHIP OR PLACE OF ORGANIZATION
                                                 United States

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                        7              SOLE VOTING POWER
                                                70,000,000
                        --------------------------------------------------------
NUMBER OF SHARES        8              SHARED VOTING POWER
BENEFICIALLY OWNED                              70,000,000
BY EACH REPORTING       --------------------------------------------------------
PERSON WITH             9              SOLE DISPOSITIVE POWER
                                                70,000,000
                        --------------------------------------------------------
                        10             SHARED DISPOSITIVE POWER
                                                70,000,000
                        --------------------------------------------------------

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                  70,000,000

-------------------------------------------------------------------------------

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
           [   ]

-------------------------------------------------------------------------------

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                      77%

-------------------------------------------------------------------------------

14    TYPE OF REPORTING PERSON
                                                      IN

-------------------------------------------------------------------------------

                                  SCHEDULE 13D

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CUSIP NO.  91729C102                       13D               PAGE 5 OF 9
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1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                                 Allen Gelbard

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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (e)      [   ]
      (f)      [ X ]

-------------------------------------------------------------------------------

3     SEC USE ONLY

-------------------------------------------------------------------------------

4     SOURCE OF FUNDS
                                                                     PF OO

-------------------------------------------------------------------------------

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                              [     ]

-------------------------------------------------------------------------------

6     CITIZENSHIP OR PLACE OF ORGANIZATION
                                                 United States

-------------------------------------------------------------------------------

                        7              SOLE VOTING POWER
                                                70,000,000
                        --------------------------------------------------------
NUMBER OF SHARES        8              SHARED VOTING POWER
BENEFICIALLY OWNED                              70,000,000
BY EACH REPORTING       --------------------------------------------------------
PERSON WITH             9              SOLE DISPOSITIVE POWER
                                                70,000,000
                        --------------------------------------------------------
                        10             SHARED DISPOSITIVE POWER
                                                70,000,000
                        --------------------------------------------------------

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                  70,000,000

-------------------------------------------------------------------------------

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
           [   ]

-------------------------------------------------------------------------------

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                      77%

-------------------------------------------------------------------------------

14    TYPE OF REPORTING PERSON
                                                      IN

-------------------------------------------------------------------------------

Item 1.           Security and Issuer

                  This statement on Schedule 13D relates to the Common Stock, par value $0.02 per share (the "Common Stock") of US Data Authority, Inc., a Florida corporation (the "Company"). The principal executive offices of the Company are located at 3500 NW Boca Raton Boulevard, Building 811, Boca Raton, Florida 33431.

Item 2.           Identity and Background

                  (a) This statement is being filed by AB Financial Services LLC ("ABFS"), AB Investments, LLC, a Colorado limited liability company, Allen Gelbard and Robert M. Beaton, collectively referred to as the "Reporting Persons." ABFS is a Nevada limited liability company. Allen Gelbard, Robert M. Beaton and AB Investments, LLC are the sole members of ABFS. Allen Gelbard and Robert M. Beaton are the sole members of AB Investments LLC. AB Investments LLC serves as an investment vehicle for Allen Gelbard and Robert M. Beaton.

                  (b) The business address of the Reporting Persons is 4869 South Buffalo Creek Drive, Evergreen, Colorado 80439.

                  (c) Allen Gelbard and Robert M. Beaton are private investors, with the majority of their investment activities carried out through ABFS and AB Investments, LLC. The business address of the Reporting Persons is 4869 South Buffalo Creek Drive, Evergreen, Colorado 80439.

                  (d) The Reporting Persons have not, during the last five (5) years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

                  (e) The Reporting Persons have not, during the last five (5) years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Reporting Persons were subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

                  (f) Robert M. Beaton is a United States citizen.
                      Allen Gelbard is a United States citizen.
                      ABFS is a Nevada limited liability company.
                      AB Investments, LLC is a Colorado limited liability company.

Item 3.           Source and Amount of Funds or Other Consideration

                  Pursuant to an agreement dated May 23, 2001, by and among ABFS and the Company (the "Purchase Agreement"), ABFS purchased and will acquire from the Company, in two tranches, (i) 12,000,000 shares of Common Stock and warrants to purchase 30,000,000 shares of Common Stock ("Warrants"), for $600,000 and $10,000, respectively, and (ii) 28,000,000 shares of Common Stock for $4,200,000. The first tranche was purchased on May 23, 2001. Subsequently, on May 23, 2001, ABFS, in a private transaction, sold 8,000,000 shares of Common Stock purchased in the first tranche to certain accredited investors. All of such purchasers executed a one-year voting trust agreement in favor of ABFS. ABFS may sell in a private transaction to accredited investors additional shares that it will acquire in the second tranche. ABFS intends to be the beneficial owner of all such Common Stock.

Item 4.           Purpose of Transaction

                  The Company was organized to exploit the technology developed by its founders. The efforts to commercialize this technology had been somewhat unsuccessful resulting in material losses to the Company and its shareholders. The Reporting Persons believe that the shares of Common Stock of the Company are undervalued, because the Company's continuing losses shroud its future with uncertainty. The Reporting Persons believe that the Company represents an attractive investment opportunity and have also entered into a marketing agreement with the Company whereby ABFS or its designee will market certain of the Company's products and services. Messrs. Gelbard and Beaton have had considerable success in restructuring failed businesses, either by direct oversight or by influencing the course of management. The Reporting Persons intend to review all of their options with respect to the Company and Mr. Beaton has been appointed President and Chief Executive Officer. The Purchase Agreement provides that the Reporting Persons may nominate certain persons to the Board of Directors of the Company in order to gain majority representation. Reference is hereby made to the Purchase Agreement and registration rights agreement filed as exhibits for a description of other transactions or events of the type described in Items (a) through (j) of the instructions to Item 4 of Schedule 13D. Except as disclosed in this Item 4 and Items 3 and 5, the Reporting Persons have no current plans or proposals which relate to or would result in any events described in Items (a) through (j) of the instructions to Item 4 of Schedule 13D. See also Items 3 and 5.

                  The foregoing response to this Item 4 is qualified in its entirety by reference to the Purchase Agreement, registration rights agreement and the voting trust agreement the full texts of which are filed as Exhibits 1, 2 and 3 hereto and incorporated herein by this reference.

Item 5.           Interest in Securities of the Issuer

                  (a) (i) The Reporting Persons are the beneficial owners of the following shares of Common Stock:

                 Number of       Percent of
                 Shares1         Class        Description

                 40,000,000      44%          Pursuant to the Purchase Agreement
                                              and voting trust agreements
                 30,000,000      33%          Warrants to purchase Common Stock
                                              pursuant to the Purchase
                                              Agreement.

--------

1 Calculated pursuant to Rule 13d-3(d) under the Securities Exchange Act of 1934, as amended

                  (b) The Reporting Persons have and will have sole investment and voting power with respect to the Common Stock and Warrants purchased and to be acquired by ABFS.

                  (c) No transactions in the shares were effected by the Reporting Persons during the past 60 days except as set forth in this statement on Schedule 13D.

                  (d)      Not Applicable.

                  (e)      Not Applicable.

Item 6. Contracts, Agreements, Understandings or Relationships with Respect to Securities of the Issuer

                    1. Purchase Agreement dated as of May 23, 2001, by and between ABFS and the Company, including Warrant, filed herewith as an exhibit and incorporated herein by its reference. See Item 3.

                    2. Registration Rights Agreement dated as of May 23, 2001 by and between ABFS and the Company, filed herewith as an exhibit and incorporated herein by its reference. See Item 5.

                    3. Voting Trust Agreement dated as of May 23, 2001 by and between ABFS and certain private purchasers. See Item 3.


Item 7.           Material to be Filed as Exhibits

                    1. The Purchase Agreement dated as of May 23, 2001, including Warrant, by and between ABFS and the Company.

                    2. The Registration Rights Agreement dated as of May 23, 2001, by and between ABFS and the Company.

                    3. Voting Trust Agreement dated as of May 23, 2001, by and between ABFS and certain private purchasers.

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


                                          AB FINANCIAL SERVICES LLC



Dated:     June 1, 2001                   By:  /s/ Robert M. Beaton
                                               ----------------------------
                                               Robert M. Beaton, Manager


                                          AB INVESTMENTS LLC


                                          By:  /s/ Robert M. Beaton
                                               ----------------------------
                                               Robert M. Beaton, Manager





                                               /s/ Robert M. Beaton
                                               ----------------------------
                                               Robert M. Beaton



                                               /s/ Allen Gelbard
                                               ----------------------------
                                               Allen Gelbard